UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

(Amendment No. 2)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

EMTEC, INC.

(Name of Issuer)

Emtec, Inc.

DARR Westwood LLC

Dinesh R. Desai

Sunil Misra

Gregory P. Chandler

 (Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

292468105

(CUSIP Number of Class of Securities)

Dinesh R. Desai

Chief Executive Officer

11 Diamond Road

Springfield, New Jersey 07081

(973) 376-4242

 (Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

With a copy to:

Stephen M. Leitzell, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania  19104

(215) 994-4000

This statement is filed in connection with (check the appropriate box):

a.	☒

The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:

Calculation of Filing Fee

Transaction Valuation*     Amount of Filing Fee**

$1,050,000                                $210

* Calculated solely for purposes of determining the filing fee. The transaction valuation assumes an aggregate cash payment of $1.05 million by the subject company in lieu of fractional shares immediately following a 20,000-for-1 reverse stock split to holders of fewer than 20,000 shares of the subject company’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $1.05 per pre-reverse split share and 1.0 million pre-reverse split shares, the estimated aggregate number of shares held by such holders.  The estimated aggregate cash payment uses the mean of a range of possible transaction values that the Company calculated using certain assumptions about shares held in street name.

** The amount of the filing fee is calculated, in accordance with Rule 0-11(b), as amended, by multiplying the transaction value of $1,050,000 by one-fiftieth of one percent.

☒ Check the box if any part of the fee is offset as provided by §240.1-11(1)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $210	Filing Party: Emtec, Inc., Dinesh R. Desai

Form or Registration No.: Schedule 13E-3	Date Filed: May 6, 2013

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Emtec, Inc., a Delaware corporation (“Emtec,” the “Company,” “we,” or “our”), Dinesh R. Desai, our Chairman, President and Chief Executive Officer (“Mr. Desai”), DARR Westwood LLC, a Delaware limited liability company of which Mr. Desai is the sole member (“DARR Westwood”), Sunil Misra, our Chief Strategy & Delivery Officer and a member of the Board (“Mr. Misra”), and Gregory P. Chandler, our Chief Financial Officer and a member of the Board (“Mr. Chandler,” and together with DARR Westwood and Messrs. Desai and Misra, the “Consenting Stockholders”) in connection with a proposed “going private” transaction within the meaning of Rule 13e-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The fairness of the cash consideration offered in this transaction has been approved by a Special Committee (the “Special Committee”) established by our Board of Directors (the “Board”). The Special Committee consists of Gregory L. Cowan, Robert Mannarino and Christopher M. Formant. This transaction has been approved by our Board. The Board has approved a 20,000-for-1 reverse stock split (the “Reverse Split”) such that stockholders owning less than one whole share of our common stock following the Reverse Split will have their fractional shares cancelled and converted into the right to receive the cash consideration described below, followed immediately thereafter by a 1-for-20,000 forward stock split (the “Forward Split”). The entire transaction, including the Reverse Split, the purchase of fractional shares after the Reverse Split and the Forward Split, is referred to below as the “Transaction.”

As a result of the Transaction, those stockholders who own of record or beneficially fewer than 20,000 shares of our common stock will have their fractional shares cashed out at a price of $1.05 for each share held by them prior to the effective date of the Reverse Split. Stockholders who own 20,000 or more shares of our common stock prior to the effective date of the Reverse Split will not receive cash as a result of the Reverse Split, and the total number of shares held by such stockholder will not change as a result of the Transaction.

The purpose of the Transaction is to reduce the number of record holders of our common stock to fewer than three hundred (300) so that we will be eligible to terminate the registration of our common stock under the Exchange Act.  In such case, we will no longer be required to file periodic reports with the Securities and Exchange Commission (the “SEC”), or be subject to the reporting or other obligations under the Exchange Act. The deregistration of our common stock will also have the effect of terminating the quotation of our common stock on the Over-the-Counter Bulletin Board, although our common stock may continue to trade on the “pink sheets” after the consummation of the Transaction.

We have made certain calculations regarding the Reverse Split relating to its effect upon our stockholder base. Based upon a review of a list of our stockholders of record furnished to us by Zions Bank, our transfer agent, we believe that the Reverse Split will result in the cancelation of approximately 5% of the outstanding shares of our common stock.  This estimate uses the mean of a range of possible outcomes that the Company calculated using certain assumptions about shares held in street name.

The Transaction has been approved by the written consent of the Consenting Stockholders, who collectively beneficially own approximately 11.5 million shares, or approximately 63%, of the Company's issued and outstanding common stock as of April 30, 2013. No further stockholder approval is required under the Delaware General Corporation Law, and, accordingly, no proxies or consents are being solicited in connection with the Transaction.

This Schedule 13E-3 is being filed with the SEC at the same time as the filing of Amendment No. 2 to the Company’s preliminary Information Statement on Schedule 14C (the “Information Statement”). The Transaction will be conducted upon the terms and subject to the conditions set forth in the Information Statement. The information contained in the Information Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Information Statement.

Item 1. Summary Term Sheet.

The section entitled “Summary Term Sheet” set forth in the Information Statement is incorporated herein by reference.

Item 2. Subject Company Information.

(a)           Name and Address. The information set forth in the Information Statement under “Introduction” and the Company’s telephone number set forth in the heading of the first page of the section of the Information Statement entitled “Introduction” are incorporated herein by reference.

(b)           Securities. The information set forth in the Information Statement under “Market for Common Stock and Related Stockholder Matters – Market Prices of the Common Stock” is incorporated herein by reference.

(c)           Trading, Market and Prices. The information set forth in the Information Statement under “Market for Common Stock and Related Stockholder Matters – Market Prices of the Common Stock” is incorporated herein by reference.

(d)           Dividends. The information set forth in the Information Statement under “Market for Common Stock and Related Stockholder Matters – Dividend Policy” is incorporated herein by reference.

(e)           Prior Public Offerings. Not applicable.

(f)           Prior Stock Purchases. The information set forth in the Information Statement under “Market for Common Stock and Related Stockholder Matters – Certain Repurchases of Securities” and “Market for Common Stock and Related Stockholder Matters – Securities Transactions Involving Affiliates” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)           Name and Address. The filing persons are the Company, Mr. Desai, the beneficial owner of a majority of the Company’s common stock and our Chairman, President and Chief Executive Officer, DARR Westwood, a Delaware limited liability company of which Mr. Desai is the sole member, Mr. Misra, our Chief Strategy & Delivery Officer and a member of the Board, and Mr. Chandler, our Chief Financial Officer and a member of the Board.  With respect to the Company, the information set forth on the first page of the section of the Information Statement entitled “Introduction” is incorporated herein by reference.  With respect to the Consenting Stockholders, the information set forth in the section of the information statement entitled “Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b)           Business and Background of Entities.  With respect to DARR Westwood, the information set forth in the Information Statement under “Management of Emtec” and “Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(c)           Business and Background of Natural Persons.  With respect to Messrs. Desai, Misra and Chandler and the other officers and directors of the Company, the information set forth in the Information Statement under: “Management of Emtec” and “Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)           Material Terms. The information set forth in the Information Statement under “Summary Term Sheet,” “Special Factors—Purpose of and Reasons for the Transaction,” “Special Factors –Effects of the Transaction,” “The Transaction – The Amendments,” “Special Factors – Fairness of the Transaction – Board and Stockholder Approval” and “Special Factors—U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(c)           Different Terms. The information set forth in the Information Statement under “Special Factors –Effects of the Transaction,” is incorporated herein by reference.

(d)           Appraisal Rights. The information set forth in the Information Statement under “The Transaction – No Appraisal or Dissenters’ Rights; Escheat Laws” is incorporated herein by reference.

(e)           Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under “Special Factors – Fairness of the Transaction – Special Committee Considerations” and “The Transaction - No Appraisal or Dissenters’ Rights; Escheat Laws” is incorporated herein by reference.

(f)           Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)           Transactions. The information set forth in the Information Statement under “Certain Relationships and Related Transactions” is incorporated herein by reference.

(b)           Significant Corporate Events. The information set forth in the Information Statement under “Security Ownership of Certain Beneficial Owners” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

(c)           Negotiations or Contacts. The information set forth in the Information Statement under “Security Ownership of Certain Beneficial Owners” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

(e)           Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement under “Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)           Use of Securities Acquired. The information set forth in the Information Statement under “The Transaction – Procedure for Effecting Reverse Stock Split – Holders of Certificated Shares of Common Stock” is incorporated herein by reference.

(c)           Plans. The information set forth in the Information Statement under “Summary Term Sheet,” “Special Factors – Purpose of and Reasons for the Transaction,” “Special Factors – Effects of the Transaction,” and “Market for Common Stock and Related Stockholder Matters – Dividend Policy” is incorporated herein by reference.  Except as disclosed in the foregoing sections, the Company does not have any current plans or proposals to cause or effect any extraordinary corporate transaction, such as a merger, reorganization or liquidation; a sale or transfer of any material amount of its assets; a change in the Board or management; a material change in its indebtedness or capitalization; or any other material change in its corporate structure or business.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)           Purposes. The information set forth in the Information Statement under “Summary Term Sheet,” “Special Factors – Purpose of and Reasons for the Transaction,” and “Special Factors—Effects of the Transaction” is incorporated herein by reference.

(b)           Alternatives. The information set forth in the Information Statement under “Special Factors – Alternatives Considered” is incorporated herein by reference.  Information regarding the Consenting Stockholders in the Information Statement under “Special Factors – Fairness of the Transaction – Board and Stockholder Approval” is incorporated herein by reference.

(c)           Reasons. The information set forth in the Information Statement under “Summary Term Sheet,” “Special Factors—Purpose of and Reasons for the Transaction” and “Special Factors – Fairness of the Transaction” is incorporated herein by reference.

(d)           Effects. The following information is incorporated by reference to the Information Statement: “Summary Term Sheet,” “Special Factors – Purpose of and Reasons for the Transaction,” “Special Factors – Effects of the Transaction,” and “Special Factors – U.S. Federal Income Tax Consequences.”

Item 8. Fairness of the Transaction.

(a)           Fairness. The information set forth in the Information Statement under “Special Factors - Fairness of the Transaction – Board and Stockholder Approval” is incorporated herein by reference. The information regarding the Consenting Stockholders in the Information Statement under "Special Factors – Fairness of the Transaction – Board and Stockholder Approval" is incorporated herein by reference.

(b)           Factors Considered in Determining Fairness. The information set forth in the Information Statement under “Special Factors — Fairness of the Transaction” is incorporated herein by reference.  The information regarding the Consenting Stockholders in the Information Statement under “Special Factors – Fairness of the Transaction – Board and Stockholder Approval” is incorporated herein by reference.

(c)           Approval of Security Holders. The information set forth in the Information Statement under “Special Factors – Fairness of the Transaction” is incorporated herein by reference.

(d)           Unaffiliated Representatives. The information set forth in the Information Statement under “Special Factors – Fairness of the Transaction – Special Committee Considerations” is incorporated herein by reference.

(e)           Approval of Directors. The information set forth in the Information Statement under “Special Factors– Board and Stockholder Approval” is incorporated herein by reference.

(f)           Other Offers. None.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)           Report, Opinion or Appraisals and (b) Preparer and Summary of the Report. The information set forth in the Information Statement under “Special Factors – Fairness of the Transaction – Opinion of Murray Devine” is incorporated herein by reference.

(b)           Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under “Special Factors – Fairness of the Transaction” is incorporated herein by reference.

(c)           Availability of Documents. The information set forth in the Information Statement under “Where You Can Find More Information” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)           Source of Funds, (b) Conditions, (c) Expenses and (d) Borrowed Funds. The information set forth in the Information Statement under “The Transaction – Sources and Uses of Funds for the Transaction,” “The Transaction – Conditions to Completion of the Transaction,” and “Cost of this Information Statement” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a)           Securities Ownership. The information set forth in the Information Statement under “Security Ownership of Certain Beneficial Owners” is incorporated herein by reference

(b)           Securities Transactions. The information set forth in the Information Statement under “Market for Common Stock and Related Stockholder Matters – Securities Transactions Involving Affiliates” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d)           Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Information Statement under “Special Factors – Fairness of the Transaction –Board and Stockholder Approval” and “Special Factors – Effects of the Transaction” is incorporated herein by reference.

(e)           Recommendations of Others. The information set forth in the Information Statement under “Special Factors – Fairness of the Transaction,” is incorporated herein by reference.

Item 13. Financial Statements.

(a)           Financial Information. The information and financial statements referenced in the Information Statement under “Financial Information” and attached as Appendices F and G to the Information Statement, and the information and financial statements incorporated by reference in the Information Statement under “Documents Incorporated by Reference” and “Where You Can Find More Information,” are incorporated herein by reference.  The audited financial statements included in the Company’s annual report on Form 10-K for the year ended August 31, 2012 and the unaudited interim financial statements included in the Company’s Quarterly Report on Form 10-Q for the period ended February 28, 2013 are included in Appendix F and G of the Information Statement, respectively, and the unaudited financial statements included in the Company's Quarterly Report on Form 10-Q for the period ended November 30, 2012 are incorporated in the Information Statement by Reference.

(b)           Pro forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations or Recommendations. Not applicable.

(b)            Employees and Corporate Assets. The information set forth in the Information Statement under “Cost of this Information Statement” is incorporated herein by reference.

Item 15. Additional Information.

(b)           Golden Parachute Compensation. Not applicable.

(c)           Other Material Information. The information contained in the Information Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16. Exhibits.

EXHIBIT INDEX

(a)(1)	Amendment No. 2 to Information Statement on Schedule 14C filed with the Securities and Exchange Commission on June 18, 2013 is hereby incorporated herein by reference.

(b)	Not applicable.

(c)(1)

Fairness opinion of Murray, Devine & Co, Inc., dated April 30, 2013 is hereby incorporated by reference to Appendix C of the Information Statement filed with the Securities and Exchange Commission on May 6, 2013.

(c)(2)

Report of Murray, Devine & Co., Inc., dated April 30, 2013 is hereby incorporated by reference to Exhibit (c)(2) of the Information Statement filed with the Securities and Exchange Commission on June 6, 2013.

(c)(3)

Draft valuation analysis of Murray, Devine, & Co., Inc., dated April 22, 2013 is hereby incorporated by reference to Exhibit (c)(3) of the Information Statement filed with the Securities and Exchange Commission on June 6, 2013.

(c)(4)

Draft report of Murray, Devine, & Co., Inc., dated April 25, 2013 is hereby incorporated by reference to Exhibit (c)(4) of the Information Statement filed with the Securities and Exchange Commission on June 6, 2013.

(c)(5)	“Going Dark Discussion” management presentation materials, dated March 24, 2013.

(d)

Summary and Terms of Senior Subordinated Debt, dated April 24, 2013, among NewSpring Mezzanine Capital II, L.P. and Emtec, Inc. is hereby incorporated by reference to Exhibit (d) of  the Information Statement filed with the Securities and Exchange Commission on June 6, 2013.

(f)	The information set forth in the Information Statement under “The Transaction – No Appraisal or Dissenters’ Rights; Escheat Laws” is hereby incorporated by reference.

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2013	EMTEC, INC.

	By:	/s/ Dinesh R. Desai
Dinesh R. Desai
President, Chief Executive Officer and Chairman

DARR WESTWOOD LLC

	By:	/s/ Dinesh R. Desai
Dinesh R. Desai
Its sole member

/s/ Dinesh R. Desai
Dinesh R. Desai

/s/ Sunil Misra
Sunil Misra

/s/ Gregory P. Chandler
Gregory P. Chandler